Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Genesis Healthcare, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑205851) on Form S-3 and (No. 333-143069, 333-159026, 333-173925, 333-188485 and 333-204668) on Form S-8 of Genesis Healthcare, Inc. and subsidiaries (the Company) of our reports dated March 6, 2017, with respect to the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of the Company.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 6, 2017